Filed pursuant to Rule 424(b)(2)

Registration File Nos. 333-104444,

333-104444-01 and 333-104444-02

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 25, 2003)

$1,000,000,000 Prudential Financial InterNotes®

Prudential Financial, Inc.

We may offer to sell up to an aggregate principal amount of $1,000,000,000 of our Prudential Financial InterNotes® from time to time. The specific terms of the notes will be set prior to the time of sale and described in a pricing supplement. You should read this prospectus supplement, the accompanying prospectus and the applicable pricing supplement carefully before you invest.

We may offer the notes to or through agents for resale. If we sell all of the notes to or through agents at a price of 100% of their principal amount, we expect to receive proceeds of between $968,500,000 to $998,000,000 after paying agent discounts and commissions of between $2,000,000 and $31,500,000 and before deducting expenses. The applicable pricing supplement will specify the purchase price for any particular notes. We also may offer the notes directly. We have not set a date for termination of our offering.

The agents have advised us that from time to time they may purchase and sell notes in the secondary market, but they are not obligated to make a market in the notes and may suspend or completely stop that activity without any notice at any time. Unless otherwise specified in the applicable pricing supplement, we will not list the notes on any securities exchange or make them available for quotation on any quotation system.

Investing in the notes involves certain risks, including those described in the “ Risk Factors” section beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed on the adequacy or accuracy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

Joint Lead Managers and Lead Agents

Banc of America Securities LLC	Incapital LLC

Agents

A.G. Edwards & Sons, Inc	Bear, Stearns & Co. Inc.
Charles Schwab & Co., Inc.	Citigroup
Edward D. Jones & Co., L.P.	Fidelity Capital Markets
Merrill Lynch & Co.	Morgan Stanley
Muriel Siebert & Co., Inc.	Ramirez & Co., Inc
Raymond James	RBC Dain Rauscher Inc.
UBS Financial Services, Inc.	Wachovia Securities

Prospectus Supplement dated March 25, 2004.

InterNotes® is a registered servicemark of Incapital Holdings LLC

You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus and the pricing supplement. We and the agents have not authorized anyone else to provide you with different or additional information. We are not making an offer of these notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the pricing supplement is accurate as of any date other than the date on the front of that document.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Prudential Financial, Inc	1
Prudential Financial Capital Trusts	1
Ratios of Earnings to Fixed Charges	2
Use of Proceeds	2
About this Prospectus	3
Note Regarding Forward-Looking Statements and Certain Risks	3
Description of Debt Securities We May Offer	4
Description of Preferred Stock We May Offer	18
Description of Depositary Shares We May Offer	21
Description of Our Common Stock	25
Description of Warrants We May Offer	35
Description of Stock Purchase Contracts We May Offer	36
Description of Units We May Offer	37
Description of Preferred Securities that the Trusts May Offer	37
Description of Trust Guarantees	45
Plan of Distribution	49
Validity of Securities	51
Experts	51
Where You Can Find More Information	51

A BOUT THIS PROSPECTUS SUPPLEMENT AND THE PRICING SUPPLEMENTS

Except as the context otherwise requires or as otherwise specified in this prospectus supplement or the accompanying prospectus, as used in this prospectus supplement, dated March 25, 2004, and the prospectus, dated April 25, 2003, the terms the “Company,” “Prudential Financial, Inc.,” “Prudential,” “we,” “us” and “our” refer to Prudential Financial, Inc. only and not to any of its consolidated subsidiaries. References in this prospectus supplement to “U.S. dollars” or “U.S. $” or “$” are to the currency of the United States of America.

We may use this prospectus supplement, together with the accompanying prospectus and a pricing supplement, to offer Prudential Financial InterNotes® from time to time. The total initial public offering price of notes that may be offered by use of this prospectus supplement is $1,000,000,000.

This prospectus supplement sets forth certain terms of the notes that we may offer. It supplements the description of the notes contained in the accompanying prospectus, where the notes are included in the defined term “debt securities.” If information in this prospectus supplement is inconsistent with that in the accompanying prospectus, this prospectus supplement will apply and you should not rely on the information in the prospectus.

Each time we issue notes, we will attach a pricing supplement to this prospectus supplement. The pricing supplement will contain the specific description of the notes being offered and the terms of the offering. The pricing supplement may also add, update or change information in this prospectus supplement or the accompanying prospectus. Information in the pricing supplement will replace any inconsistent information in this prospectus supplement, including any changes in the method of calculating interest on any note. The pricing supplement will apply in those circumstances and you should not rely on the information in this prospectus supplement or the accompanying prospectus.

When we refer to the prospectus, we mean the prospectus that accompanies this prospectus supplement. When we refer to a pricing supplement, we mean the pricing supplement we file with respect to a particular note.

You should read and consider all information contained in this prospectus supplement, the accompanying prospectus and the pricing supplement in making your investment decision.

I N CORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is traded on the New York Stock Exchange under the symbol “PRU”. You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. Information furnished under Item 9 and Item 12 of our Current Reports on Form 8-K is not incorporated by reference in this prospectus supplement and accompanying prospectus. In addition to the documents incorporated by reference into this prospectus supplement and the accompanying prospectus as listed in the accompanying prospectus, we incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the notes that we are offering for sale under this prospectus supplement and the accompanying prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary, Prudential Financial, Inc., 751 Broad Street, Newark, New Jersey 07102, (973) 802-6000.

SUMMARY

This section summarizes the legal and financial terms of the notes that are described in more detail in “Description of Notes.” Final terms of any particular notes will be determined at the time of sale and will be contained in the pricing supplement relating to those notes. The terms of the notes appearing in that pricing supplement may vary from, and if they do vary will supersede, the terms contained in this summary and in “Description of Notes.” In addition, you should read the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in that pricing supplement.

Issuer	Prudential Financial, Inc., 751 Broad Street, Newark, New Jersey 07102; phone (973) 802-6000

Purchasing Agent	Incapital LLC

Joint Lead Managers and Lead Agents	Banc of America Securities LLC and Incapital LLC

Agents

A.G. Edwards & Sons, Inc, Bear, Stearns & Co. Inc., Charles Schwab & Company, Incorporated, Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Fidelity Capital Markets, a division of National Financial Services, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Muriel Siebert & Co., Samuel A. Ramirez & Co., Inc, Raymond James & Associates, Inc., RBS Dain Rauscher Inc., UBS Financial Services, Inc., and Wachovia Capital Markets, LLC

Title of Notes	Prudential Financial InterNotes®

Amount

We may issue up to $1,000,000,000 of notes in connection with this program. Additional notes may be issued in the future without the consent of or notice to note holders. The notes will not contain any limitations on our ability to issue additional InterNotes® or any other indebtedness.

Denominations	The notes will be issued and sold in denominations of $1,000 and multiples of $1,000 (unless otherwise stated in the pricing supplement).

Status

The notes will be our direct, unsecured, senior obligations and will rank equally with all of our other unsecured, senior indebtedness from time to time outstanding. The notes will be junior to any existing and future indebtedness of any of our subsidiaries unless the terms of that indebtedness provide otherwise.

Maturities	Each note will mature one year or more from its date of original issuance.

Interest

Other than with respect to zero coupon notes, each note will bear interest from its date of original issuance at a fixed or floating rate that may be determined by reference to one or more base interest rates or one or more indices, which in turn may be adjusted by a spread and/or a spread multiplier and which may be subject to a maximum interest rate and/or a minimum interest rate, in each case as specified in the applicable pricing supplement. The base rates include:

•	the CD rate,

•	the commercial paper rate,

•	the CMT rate,

•	LIBOR,

•	the prime rate,

•	the treasury rate,

•	the eleventh district cost of funds rate,

•	the federal funds rate and

•	any other domestic or foreign interest rate as we may describe in the note and accompanying pricing supplement.

Any indexed notes may bear interest that is determined by reference to one or more commodities, securities, interest rates or any other financial, economic or other measures or instruments or indices or baskets of any of these items as may be described in the note and accompanying pricing supplement.

Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and on the stated maturity date. Interest also will be paid on the date of redemption or repayment if a note is redeemed or repurchased prior to its stated maturity in accordance with its terms. We may also issue amortizing notes from time to time.

Principal

The principal amount of each note will be payable on its stated maturity date or upon earlier redemption or repayment at the corporate trust office of the paying agent or at any other place we may designate.

Redemption and Repayment

Unless otherwise stated in the applicable pricing supplement, a note will not be redeemable at our option or be repayable at the option of the holder prior to its stated maturity date. The notes will not be subject to any sinking fund.

Survivor’s Option

Specific notes may contain a provision permitting the optional repayment of those notes prior to stated maturity, if requested by the authorized representative of the beneficial owner of those notes, following the death of the beneficial owner of the notes, so long as the notes were owned by the beneficial owner or his or her estate at least six months prior to the request. This feature is referred to as a “Survivor’s Option.” Your notes will not be repaid in this manner unless the pricing supplement for your notes provides for the Survivor’s Option. The right to exercise the Survivor’s Option is subject to limits set by us on (1) the permitted dollar amount of total exercises by all holders of notes in any calendar year, and (2) the permitted dollar amount of an individual exercise by a holder of a note in any calendar year. Additional details on the Survivor’s Option are described in the section entitled “Description of Notes—Survivor’s Option.”

Sale and Clearance

We will sell notes in the United States only. Notes will be issued in book-entry only form and will clear through The Depository Trust Company. We do not intend to issue notes in certificated form except in the limited circumstances described in this prospectus supplement.

Trustee

The trustee for the notes is Citibank, N.A. under an indenture, dated as of April 25, 2003 between us and JP Morgan Chase Bank, as amended by a supplemental indenture to designate Citibank, N.A. as trustee for the notes, dated as of March 25, 2004. The trustee also will act as paying agent.

Selling Group

The agents and dealers comprising the selling group are broker-dealers and securities firms. The agents, including the Purchasing Agent, have entered into a selling agent agreement with us dated March 25, 2004. Dealers who are members of the selling group have executed a master selected dealer agreement with the Purchasing Agent. The agents and the dealers have agreed to market and sell the notes in accordance with the terms of those respective agreements and all other applicable laws and regulations. You may contact the Purchasing Agent at info@incapital.com for a list of selling group members.

RISK FACTORS

You should carefully consider the following discussion of risks, and the other information, provided and incorporated by reference in this prospectus supplement and the accompanying prospectus. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the notes, about our financial condition, operations and business or financial matters in general. You should not purchase the notes unless you understand, and know that you can bear, these risks.

The market value of the notes may be affected by factors in addition to credit ratings.

Any credit ratings that are assigned to the notes may not reflect the potential impact of all risks on the market value of the notes.

An investment in indexed notes entails significant risks not associated with a similar investment in fixed or conventional floating rate debt securities.

An investment in notes that are indexed, as to interest, to commodities, securities, baskets of securities or securities indices, interest rates, financial, economic or other measures or other indices, either directly or inversely, entails significant risks that are not associated with similar investments in a fixed rate or conventional floating rate debt security.

These risks include the possibility that an index or indices may be subject to significant changes and that the resulting interest rate will be less than that payable on a fixed or conventional floating rate debt security issued by us at the same time. These risks depend on a number of interrelated factors, including economic, financial and political events, over which we have no control.

Additionally, if the formula used to determine the amount of interest payable with respect to such notes contains a multiplier or leverage factor, the effect of any change in the applicable index or indices will be magnified. In recent years, values of certain indices have been highly volatile, and such volatility may be expected to continue in the future. Fluctuations in the value of any particular index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The secondary market, if any, for indexed notes will be affected by a number of factors independent of our creditworthiness and the value of the applicable index or indices, including the complexity and volatility of the index or indices, the method of calculating the interest in respect of indexed notes, the time remaining to the maturity of such notes, the outstanding amount of such notes, any redemption features of such notes, the amount of other debt securities linked to such index or indices and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of indexed notes.

In addition, certain notes may be designed for specific investment objectives or strategies and, therefore, may have a more limited secondary market and experience more price volatility than conventional debt securities. Investors may not be able to sell such notes readily or at prices that will enable them to realize their anticipated yield. You should not purchase such notes unless you understand and are able to bear the risks that such notes may not be readily saleable, that the value of such notes will fluctuate over time and that such fluctuations may be significant.

Finally, our credit ratings may not reflect the potential impact of all risks related to structure and other factors on the market value of the notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks an investment in the notes may entail and the suitability of the notes in light of their particular circumstances.

We may choose to redeem notes when prevailing interest rates are relatively low.

If your notes will be redeemable at our option, we may choose to redeem your notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as the optional redemption date or period approaches.

Any Survivor’s Option may be limited in amount.

We will have a discretionary right to limit the aggregate principal amount of notes subject to any Survivor’s Option that may be exercised in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of notes subject to the Survivor’s Option that may be exercised in such calendar year on behalf of any individual deceased beneficial owner of notes. Accordingly, no assurance can be given that exercise of the Survivor’s Option for a desired amount will be permitted in any single calendar year.

The notes may have limited or no liquidity.

There is currently no secondary market for the notes, and there can be no assurance that a secondary market will develop. If a secondary market does develop, there can be no assurance that it will continue or that it will be sufficiently liquid to allow you to resell your notes when you want or at a price that you wish to receive for your notes.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of notes primarily for the purpose of purchasing funding agreements from our subsidiary, The Prudential Insurance Company of America, as well as for the purpose of making loans to our affiliates and for other general corporate purposes.

We will receive the net proceeds only from sales of the notes made in connection with their original issuance. We have not received, and do not expect to receive, any proceeds from resales of the notes by any of the agents named on the cover of this prospectus supplement in market-making transactions.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes being offered supplements and, to the extent inconsistent with or to the extent otherwise specified in an applicable pricing supplement, replaces the description of the general terms and provisions of the debt securities set forth under the headings “Description of Debt Securities We May Offer” in the prospectus. Unless otherwise specified in an applicable pricing supplement, the notes will have the terms described below. Capitalized terms used but not defined below have the meanings given to them in the prospectus and in the indenture relating to the notes.

The notes being offered by this prospectus supplement, the prospectus and the applicable pricing supplement will be issued under an indenture, dated as of April 25, 2003, between us and JPMorgan Chase Bank as amended by a supplemental indenture to designate Citibank, N.A. as trustee for the notes, dated as of March 25, 2004. The indenture is more fully described in the prospectus. The indenture does not limit the aggregate amount of debt securities that may be issued under it and provides that the debt securities may be issued under it from time to time in one or more series. The following statements are summaries of the material provisions of the indenture and the notes. These summaries do not purport to be complete and are qualified in their entirety by reference to the indenture, including for the definitions of certain terms. The notes constitute a single series of debt securities for purposes of the indenture and are limited to an aggregate principal amount of up to $1,000,000,000. We may increase the foregoing limit, however, without the consent of any holders of the notes, by appropriate corporate action if in the future we wish to sell additional notes.

Notes issued in accordance with this prospectus supplement, the prospectus and the applicable pricing supplement will have the following general characteristics:

•	the notes will be our direct, unsecured, senior obligations and will rank equally with all of our other unsecured, senior indebtedness from time to time outstanding;

•	the notes will be junior to any existing and future indebtedness of any of our subsidiaries unless the terms of that indebtedness provide otherwise;

•	the notes may be offered from time to time by us through the Purchasing Agent and each note will mature on a day that is at least one year from its date of original issuance;

•	each note will bear interest from its date of original issuance at a fixed or floating rate;

•	the notes will not be subject to any sinking fund; and

•	the minimum denomination of the notes will be $1,000 (unless otherwise stated in the pricing supplement).

In addition, the pricing supplement relating to each offering of notes will describe specific terms of the notes, including:

•	whether the note is a fixed rate note, a floating rate note or an indexed note;

•	whether the note is an amortizing note;

•	whether the note is an original issue discount note and the yield to maturity;

•	the price, which may be expressed as a percentage of the aggregate initial public offering price of the notes, at which the notes will be issued to the public;

•	the date on which the notes will be issued to the public;

•	the stated maturity date of the notes;

•	if the note is a fixed rate note, the rate per year at which the notes will bear interest;

•	if the note is a floating rate note, the interest rate basis, the initial interest rate, the interest determination date, the interest reset dates, the interest payment dates, the index maturity, the maximum interest rate and the minimum interest rate, if any, and the spread and/or spread multiplier, if any, and any other terms relating to the particular method of calculating the interest rate for the note; see “—Floating Rate Notes” for an explanation of the terms relating to floating rate notes;

•	if the note is an indexed note, the amount of interest, if any, we will pay the holder on an interest payment date or the formula used to calculate these amounts, if any;

•	the interest payment frequency;

•	the purchase price, Purchasing Agent’s discount and net proceeds to us;

•	whether the authorized representative of the holder of a beneficial interest in the note will have the right to seek repayment upon the death of the holder as described under “—Survivor’s Option;”

•	if the notes may be redeemed at our option or repaid at the option of the holder prior to its stated maturity date, the provisions relating to any such redemption or repayment;

•	any special U.S. federal income tax consequences of the purchase, ownership and disposition of the notes; and

•	any other significant terms of the notes not inconsistent with the provisions of the indenture.

We may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

Payment of Principal and Interest

Payments of principal of and interest on beneficial interests in the notes will be made in accordance with the arrangements then in place between the paying agent and The Depository Trust Company (“DTC”) and its participants as described under “Registration and Settlement—The Depository Trust Company.” Payments in respect of any notes in certificated form will be made as described under “Registration and Settlement—Registration, Transfer and Payment of Certificated Notes.”

Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and at the note’s stated maturity or on the date of redemption or repayment if a note is redeemed or repaid prior to maturity. Interest is payable to the person in whose name a note is registered at the close of business on the regular record date before each interest payment date. Interest due at a note’s stated maturity or on a date of redemption or repayment will be payable to the person to whom principal is payable.

We will pay any administrative costs imposed by banks in connection with making payments in immediately available funds, but any tax, assessment or governmental charge imposed upon any payments on a note, including, without limitation, any withholding tax, is the responsibility of the holders of beneficial interests in the note in respect of which such payments are made.

Interest and Interest Rates

The notes may bear interest at:

•	a fixed rate; or

•	a floating rate, which may be based on one of the following rates; see “Floating Rate Notes” for further description of each of these floating rates

•	the CD rate,

•	the commercial paper rate,

•	the CMT rate,

•	LIBOR,

•	the prime rate,

•	the treasury rate,

•	the eleventh district cost of funds rate,

•	the federal funds rate or

•	any other domestic or foreign interest rate as we may describe in the note and applicable pricing supplement.

Each note will accrue interest from its date of original issuance until its stated maturity or earlier redemption or repayment. The applicable pricing supplement will specify a fixed interest rate or a floating rate index or formula. Interest will be payable monthly, quarterly, semi-annually or annually. Interest payments on each note will include the amount of interest accrued from and including the last interest payment date to which interest has been paid, or from and including the date of original issuance if no interest has been paid with respect to the note, to, but excluding, the applicable interest payment date, stated maturity date or date of earlier redemption or repayment, as the case may be.

The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Under present New York law, the maximum rate of interest which may be charged to a corporation is 25% per year simple interest. This limit does not apply to notes in a principal amount of U.S. $2,500,000 or more.

Interest on a note will be payable beginning on the first interest payment date after its date of original issuance to holders of record on the corresponding regular record date.

Payment of Interest

Unless otherwise specified in the applicable pricing supplement, interest on the notes will be paid as follows:

Interest Payment Frequency	Interest Payment Dates
Monthly	Fifteenth day of each calendar month, beginning in the first calendar month following the month the note was issued.

Quarterly	Fifteenth day of every third month, beginning in the third calendar month following the month the note was issued.

Semi-annually	Fifteenth day of every sixth month, beginning in the sixth calendar month following the month the note was issued.

Annually	Fifteenth day of every twelfth month, beginning in the twelfth calendar month following the month the note was issued.

The regular record date for any interest payment date will be the first day of the calendar month in which the interest payment date occurs, except that the regular record date for interest due on the note’s stated maturity date or date of earlier redemption or repayment will be that particular date. If any interest payment date other than the maturity date for any floating rate note falls on a day that is not a business day, such interest payment date will be postponed to the following business day, except that, in the case of a LIBOR note or a floating rate note for which LIBOR is an applicable base rate, if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date of any floating rate note falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next business day as if it were made on the date that payment was due, and no interest will accrue for the period from that maturity date to the date of payment.

As used herein, “business day” means any day that is (a) neither a Saturday or Sunday, nor a legal holiday nor a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close and, (b) with respect to any floating rate note for which LIBOR is an applicable Base Rate, a London Business Day. “London Business Day” means a day on which commercial banks are open for business, including for dealings in U.S. dollars, in London.

Fixed Rate Notes

Each fixed rate note will bear interest from its date of original issuance at the annual fixed interest rate stated in the applicable pricing supplement.

Unless the applicable pricing supplement specifies otherwise, interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

If the stated maturity date, date of earlier redemption or repayment or interest payment date for any fixed rate note is not a business day, principal and interest for that note will be paid on the next business day, and no interest will accrue on the amount payable from, and after, the stated maturity date, date of earlier redemption or repayment or interest payment date.

Floating Rate Notes

Interest on floating rate notes will be determined by reference to one or more base rates, which will include:

•	the CD rate,

•	the commercial paper rate,

•	the CMT rate,

•	LIBOR,

•	the prime rate,

•	the treasury rate,

•	the eleventh district cost of funds rate,

•	the federal funds rate or

•	any other domestic or foreign interest rate as we may describe in the note and applicable pricing supplement.

The related base rate will be based upon the index maturity, as defined below under “—General Features,” if applicable, and adjusted by a spread and/or spread multiplier, if any, as specified in the applicable pricing supplement. In addition, a floating rate note may bear interest that is calculated by reference to two or more base rates determined in the same manner as the base rates are determined for the types of floating rate notes described above. Each floating rate note will specify the base rate or rates applicable to it.

General Features

Base Rates, Spreads and Spread Multipliers. The interest rate on each floating rate note will be calculated by reference to one or more specified base rates, in either case plus or minus any applicable spread, and/or multiplied by any applicable spread multiplier. The “index maturity” is the period to maturity of the instrument or obligation from which the base rate or rates are calculated, if applicable, as specified in the applicable pricing supplement. The “spread” is the number of basis points to be added to or subtracted from the base rate or rates applicable to a floating rate note, and the “spread multiplier” is the percentage of the base rate or rates applicable to a floating rate note by which the base rate or rates are multiplied to determine the applicable interest rates on the floating rate note, as specified in the applicable pricing supplement.

Reset of Rates. The interest rate on each floating rate note will be reset daily, weekly, monthly, quarterly, semi-annually, annually or otherwise. Each such “interest reset period” will be specified in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the dates on which such an interest rate will be reset will be, in the case of floating rate notes which reset

•	daily, each business day;

•	weekly, the Wednesday of each week, except weekly reset treasury rate notes, which will be reset on the Tuesday of each week, except as provided below;

•	monthly, the third Wednesday of each month, with the exception of eleventh district cost of funds rate notes, which will be reset on the first calendar day of the month;

•	quarterly, the third Wednesday of March, June, September and December of each year;

•	semi-annually, the third Wednesday of the two months of each year as specified in the applicable pricing supplement; and

•	annually, the third Wednesday of the month of each year as specified in the applicable pricing supplement.

If any interest reset date for any floating rate note is not a business day, it will be postponed to the next succeeding business day, except that, in the case of a LIBOR note, or a floating rate note for which LIBOR is an applicable base rate, if that business day is in the next succeeding calendar month, that interest reset date will be the immediately preceding business day.

Maximum and Minimum Rates. A floating rate note may also have either or both of the following:

•	a maximum limit, or ceiling, called the “maximum interest rate,” on the yearly interest rate in effect with respect to that floating rate note from time to time and

•	a minimum limit, or floor, called the “minimum interest rate,” on the yearly interest rate in effect with respect to that floating rate note from time to time. In addition to any maximum interest rate which may apply to any floating rate note, the interest rate on floating rate notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by federal law of general application. Under current New York law, the maximum rate of interest is 25% per annum on a simple interest basis, but that limit does not apply to floating rate notes in which $2,500,000 or more has been invested.

Determination of Reset Interest Rates. The interest rate applicable to each interest reset period commencing on the respective interest reset date will be the rate determined as of the applicable interest determination date defined below on or prior to the calculation date, as defined below under “—Calculation Agent.”

Unless otherwise specified in the applicable pricing supplement, the “interest determination date” with respect to an interest reset date for

•	CD rate notes, commercial paper rate notes, CMT rate notes, prime rate notes and federal funds rate notes will be the second business day before the interest reset date,

•	eleventh district cost of funds rate notes will be the last working day of the month before each interest reset date on which the Federal Home Loan Bank of San Francisco, or the “FHLB of San Francisco,” publishes the Index (as defined below under “—Eleventh District Cost of Funds Rate”),

•	LIBOR notes will be the second London banking day before the interest reset date and

•	treasury rate notes will be the day of the week in which that interest reset date falls on which treasury bills (as defined below under “—Treasury Rate”) are normally auctioned; treasury bills are normally sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, but is sometimes held on the preceding Friday.

If as a result of a legal holiday a treasury bill auction is held on the Friday of the week preceding an interest reset date, the related interest determination date will be the preceding Friday; and if an auction falls on any interest reset date, then the interest reset date instead will be the first business day following the auction. The interest determination date pertaining to a floating rate note the interest rate of which is determined with reference to two or more base rates will be the first business day which is at least two business days prior to the interest reset date for that floating rate note on which each base rate is determined. Each base rate will be determined on that date and the applicable interest rate will take effect on the related interest reset date.

The interest rate in effect with respect to a floating rate note on each day that is not an interest reset date will be the interest rate determined as of the interest determination date for the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date for that interest reset date, subject in each case to any applicable law and maximum or minimum interest rate limitations. However, the interest rate in effect with respect to a floating rate note for the period from its original issue date to the first interest reset date, to which we refer as the “initial interest rate,” will be determined as specified in the applicable pricing supplement.

Accrued Interest. With respect to a floating rate note, accrued interest for any interest period will be calculated by multiplying the principal amount of such floating rate note by an accrued interest factor. That accrued interest factor will be computed by adding the interest factor calculated for each day in the applicable interest period. The interest factor for each day will be computed by dividing the interest rate applicable to that day by 360, or, in the case of CMT rate notes, treasury rate notes or a floating rate note for which the CMT rate or the treasury rate is an applicable base rate, by the actual number of days in the year.

Calculation Agent. Unless otherwise specified in the applicable pricing supplement, we will be the calculation agent and will calculate the interest rate applicable to a floating rate note on or before any calculation date. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate as determined for the then most recent interest reset date with respect to that floating rate note. Unless otherwise specified in the applicable pricing supplement, the “calculation date” pertaining to any interest determination date will be the earlier of

•	the tenth calendar day after that interest determination date or, if that day is not a business day, the next succeeding business day, or

•	the business day immediately preceding the applicable interest payment date or maturity date, as the case may be.

All percentages resulting from any calculation on floating rate notes will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545%, or 0.09876545, will be rounded upward to 9.87655%, or 0.0987655, and all dollar amounts used in or resulting from that calculation on floating rate notes will be rounded to the nearest cent, with one-half cent being rounded upward.

As mentioned above, the initial interest rate in effect with respect to a floating rate note from and including the original issue date to but excluding the first interest reset date will be specified in the applicable note and related pricing supplement. The interest rate for each subsequent interest reset date will be determined by the calculation agent as set forth below, plus or minus any spread and/or multiplied by any spread multiplier, and subject to any maximum interest rate and/or minimum interest rate, as specified in the applicable note and related pricing supplement.

CD Rate

Unless otherwise specified in the applicable pricing supplement, CD rate means, with respect to any interest determination date relating to a CD rate note or any floating rate note for which the CD rate is an applicable base rate, which date we refer to as a “CD rate interest determination date,” the rate on that date for negotiable U.S. dollar certificates of deposit having the index maturity specified in the applicable pricing supplement as published in H.15(519), as defined below, under the heading “CDs (Secondary Market).” If the CD rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above is not published by 3:00 p.m., New York City time, on the relevant calculation date, then the CD rate will be the rate on that CD rate interest determination date for negotiable U.S. dollar certificates of deposit having the specified index maturity as published in H.15 Daily Update, as defined below, or other recognized electronic sources used for the purpose of displaying the applicable rate, under the caption “CDs (Secondary Market).”

•	If by 3:00 p.m., New York City time, on the applicable calculation date, that rate is not published in either H.15(519), H.15 Daily Update or another recognized electronic source, the CD rate for that CD rate interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on that CD rate interest determination date, of three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in The City of New York, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, for negotiable U.S. dollar certificates of deposit of major U.S. money market banks for negotiable certificates of deposit with a remaining maturity closest to the index maturity specified in the applicable pricing supplement in an amount that is representative for a single transaction in that market at that time.

•	If the dealers selected as described above by the calculation agent are not quoting rates as set forth above, the CD rate for that CD interest rate determination date will be the CD rate in effect for the immediately preceding interest reset period, or if there was no interest reset period, then the rate of interest payable will be the initial interest rate.

“H.15(519)” means the weekly statistical release designated “Statistical Release H.15(519), Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication. All references to this website are inserted as inactive textual references to the “uniform resource locator,” or “URL,” and are for your informational reference only. Information on that website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

Commercial Paper Rate

Unless otherwise specified in the applicable pricing supplement, “commercial paper rate” means, for any interest determination date relating to a commercial paper rate note or any floating rate note for which the commercial paper rate is an applicable base rate, to which we refer as a “commercial paper rate interest determination date,” the money market yield on that date of the rate for commercial paper having the index maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “Commercial Paper—Nonfinancial.” If the commercial paper rate cannot be determined as described above, the following procedures will apply.

•	If the rate described above is not published by 3:00 p.m., New York City time, on the relevant calculation date, then the commercial paper rate will be the money market yield of the rate on that commercial paper rate interest determination date for commercial paper of the specified index maturity as published in H.15 Daily Update, or in another recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Commercial Paper—Nonfinancial.”

•	If by 3:00 p.m., New York City time, on the calculation date, the rate described is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, the commercial paper rate for the applicable commercial paper rate interest determination date will be calculated by the calculation agent and will be the money market yield of the arithmetic mean of the offered rates (quoted on a bank discount basis), as of 11:00 a.m., New York City time, on that commercial paper rate interest determination date of three leading dealers of United States dollar commercial paper in The City of New York, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, for commercial paper of the index maturity specified in the applicable pricing supplement placed for a non-financial issuer whose bond rating is “Aa,” or the equivalent, from a nationally recognized statistical rating agency.

•	If the dealers selected as described above by the calculation agent are not quoting as set forth above, the commercial paper rate with respect to that commercial paper rate interest determination date will be the commercial paper rate in effect for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Money market yield” means the yield, expressed as a percentage, calculated in accordance with the following formula:

Money market yield	=	360 x D	x 100
360 – (D x M)

where “D” is the annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” is the actual number of days in the applicable interest period.

CMT Rate

Unless otherwise specified in the applicable pricing supplement, “CMT rate” means for any interest determination date relating to a CMT rate note or any floating rate note for which the CMT rate is an applicable base rate, to which we refer as a “CMT rate interest determination date,” the following rate displayed on the designated CMT Telerate page, as defined below, under the caption “Treasury Constant MaturitiesFederal Reserve Board Release H.15Mondays approximately 3:45 PM.,” under the column for the designated CMT maturity index:

•	if the designated CMT Telerate page is 7051, the rate for the relevant interest determination date; or

•	if the designated CMT Telerate page is 7052, the weekly or monthly average, as specified in the applicable pricing supplement, for the week or the month, as applicable, ended immediately preceding the week or month, as applicable, in which the related CMT rate interest determination date falls.

If the CMT rate cannot be determined in this manner, the following procedures will apply.

•	If the applicable rate described above is no longer displayed on the relevant page, or if not displayed by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for that CMT rate interest determination date will be the treasury constant maturity rate for the designated CMT maturity index as published in H.15(519).

•	If the rate described in the prior paragraph is no longer published, or if not published by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for that CMT rate interest determination date will be the treasury constant maturity rate for the designated CMT maturity index, or other treasury rate for the designated CMT maturity index, for the CMT rate interest determination date with respect to that interest reset date that:

—	is published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury; and

—	determined by the calculation agent to be comparable to the rate formerly displayed on the designated CMT Telerate page and published in H.15(519).

•	If the rate described in the prior paragraph is not provided by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for the CMT rate interest determination date will be calculated by the calculation agent and will be a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on the CMT rate interest determination date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York, which may include one or more of the agents or their affiliates to which we refer as “reference dealers,” selected by the calculation agent (from five such reference dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States, to which we refer as “treasury notes,” with an original maturity of approximately the designated CMT maturity index and a remaining term to maturity of not less than such designated CMT maturity index minus one year.

•	If the calculation agent is unable to obtain three treasury note quotations as described above, the CMT rate for that CMT rate interest determination date will be calculated by the calculation agent and will be a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on the CMT rate interest determination date of three reference dealers in The City of New York (from five such reference dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for treasury notes with an original maturity of the number of years that is the next highest to the designated CMT maturity index and a remaining term to maturity closest to the designated CMT maturity index and in an amount of at least $100 million.

•	If three or four, and not five, of such reference dealers are quoting as set forth above, then the CMT rate will be based on the arithmetic mean of the offered rates obtained and neither the highest nor lowest of such quotes will be eliminated. However, if fewer than three reference dealers selected by the calculation agent are quoting as set forth above, the CMT rate with respect to that CMT rate interest determination date will be the CMT rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate. If two treasury notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the designated CMT maturity index, then the quotes for the treasury note with the shorter remaining term to maturity will be used.

“Designated CMT maturity index” means the original period to maturity of the U.S. treasury securities (1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable pricing supplement with respect to which the CMT rate will be calculated or, if no such maturity is specified in the applicable pricing supplement, two years.

“Designated CMT Telerate page” means the display on MoneyLine Telerate, Inc., or any successor service, on the page specified in the applicable pricing supplement, or any successor page on that service, for the purpose of displaying treasury constant maturities as reported in H.15(519), or, if no such page is specified in the applicable pricing supplement, MoneyLine Telerate page 7052.

LIBOR

Unless otherwise specified in the applicable pricing supplement, “LIBOR” means the rate determined by the calculation agent in accordance with the following provisions:

•	For an interest determination date relating to a LIBOR note or any floating rate note for which LIBOR is an applicable base rate, to which we refer as a “LIBOR interest determination date,” LIBOR will be either:

—	if “LIBOR Reuters” is specified in the applicable pricing supplement, the arithmetic mean of the offered rates in U.S. dollars, unless the Designated LIBOR page, as defined below, by its terms provides only for a single rate, in which case that single rate shall be used for deposits in U.S. dollars having the index maturity specified in the applicable pricing supplement, commencing on the applicable interest reset date, that appear, or, if only a single rate is required as aforesaid, appears, on the designated LIBOR page as of 11:00 a.m., London time, on that LIBOR interest determination date,

or

—	if “LIBOR Telerate” is specified in the applicable pricing supplement or if neither “LIBOR Reuters” nor “LIBOR Telerate” is specified in the applicable pricing supplement as the method for calculating LIBOR, the rate for deposits in U.S. dollars having the index maturity specified in the applicable pricing supplement commencing on that interest reset date, that appears on the Designated LIBOR page as of 11:00 a.m., London time, on that LIBOR interest determination date. If fewer than two offered rates appear, or no rate appears, as applicable, LIBOR in respect of that LIBOR interest determination date will be determined as if the parties had specified the rate described in clause (b) below.

•	For a LIBOR interest determination date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the designated LIBOR page as specified in clause (a) above, the calculation agent will request the principal London offices of each of four major reference banks, which may include one or more of the agents or their affiliates, in the London interbank market, as selected by the calculation agent, after consultation with us, to provide its offered quotation for deposits in U.S. dollars for the period of the index maturity specified in the applicable pricing supplement, commencing on the applicable interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that LIBOR interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

•	If the reference banks provide at least two such quotations, then LIBOR for that LIBOR interest determination date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, then LIBOR for that LIBOR interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York on that LIBOR interest determination date by three major banks, which may include one or more of the agents or their affiliates, in The City of New York, after consultation with us, for loans in U.S. dollars to leading European banks, having the index maturity specified in the applicable pricing supplement and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

•	If the banks selected by the calculation agent are not quoting as set forth above, LIBOR with respect to that LIBOR interest determination date will be LIBOR for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Designated LIBOR page” means

•	if “LIBOR Reuters” is specified in the applicable pricing supplement, the display on the Reuters Monitor Money Rates Service, or any successor service, on the page specified in the applicable pricing supplement, or any successor page on that service, for the purpose of displaying the London interbank rates of major banks for U.S.dollars, or

•	if “LIBOR Telerate” is specified in the applicable pricing supplement or if neither “LIBOR Reuters” nor “LIBOR Telerate” is specified in the applicable pricing supplement as the method for calculating LIBOR, the display on MoneyLine Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for U.S. dollars.

Prime Rate

Unless otherwise specified in the applicable pricing supplement, “prime rate” means, with respect to any interest determination date relating to a prime rate note or any floating rate note for which the prime rate is an applicable base rate, to which we refer as a “prime rate interest determination date,” the rate set forth on such date in H.15(519) under the caption “Bank Prime Loan.” If the prime rate cannot be determined as described above, the following procedures will apply.

•	If the rate described above is not published by 3:00 p.m., New York City time, on the related calculation date, then the rate on such prime rate interest determination date as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “Bank Prime Loan” will be the prime rate.

•	If the rate described above is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on the related calculation date, then the prime rate will be determined by the calculation agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 page, as defined below, as that bank’s prime rate or base lending rate as of 11:00 a.m., New York City time, on that prime rate interest determination date.

•	If fewer than four of these rates appear on the Reuters Screen US PRIME 1 page for that prime rate interest determination date, then the prime rate will be determined by the calculation agent and will be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on that prime rate interest determination date by three major banks in New York City, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with the Company.

•	If the banks selected by the calculation agent are not quoting as set forth above, the prime rate with respect to that prime rate interest determination date will remain the prime rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Reuters Screen US PRIME 1 page” means the display on the Reuters Monitor Money Rates Service, or any successor service, on the “US PRIME 1” page, or such other page as may replace the US PRIME 1 page on that service, for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate

Unless otherwise specified in the applicable pricing supplement, “treasury rate” means, with respect to any interest determination date relating to a treasury rate note or any floating rate note for which the treasury rate is an applicable base rate, to which we refer as a “treasury rate interest determination date,” the rate from the auction held on such treasury rate interest determination date of direct obligations of the United States, or “treasury bills,” having the index maturity specified in the applicable pricing supplement under the caption “INVESTMENT RATE” on the display on MoneyLine Telerate, Inc. or any successor service, on page 56, or any other page as may replace that page on that service, to which we refer as “Telerate page 56,” or page 57, or any other page as may replace that page on that service, or “Telerate page 57.” If the treasury rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above is not so published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield of the rate for those treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “U.S. Government Securities/Treasury Bills/Auction High,” will be the treasury rate.

•	If the rate described in the prior paragraph is not so published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield, as defined below, of the auction rate of such treasury bills as announced by the United States Department of the Treasury.

•	If the auction rate described in the prior paragraph is not so announced by the United States Department of the Treasury, or if no such auction is held, then the treasury rate will be the bond equivalent yield of the rate on that treasury rate interest determination date of treasury bills having the index maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “U.S. Government Securities/Treasury Bills/Secondary Market” or, if not yet published by 3:00 p.m., New York City time, on the related calculation date, the rate on that treasury rate interest determination date of those treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “U.S. Government Securities/Treasury Bills/Secondary Market.”

•	If the rate described in the prior paragraph is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, then the treasury rate will be calculated by the calculation agent and will be the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on that treasury rate interest determination date, of three leading primary United States government securities dealers, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with the Company, for the issue of treasury bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement.

•	If the dealers selected as described above by the calculation agent are not quoting as set forth above, the treasury rate with respect to that treasury rate interest determination date will be the treasury rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

“Bond equivalent yield” means a yield, expressed as a percentage, calculated in accordance with the following formula:

Bond equivalent yield =	D x N	x 100

360 – (D x M)

where “D” is the applicable per annum rate for treasury bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” is the actual number of days in the applicable interest reset period.

Eleventh District Cost of Funds Rate

Unless otherwise specified in the applicable pricing supplement, “eleventh district cost of funds rate” means, with respect to any interest determination date relating to an eleventh district cost of funds rate note or any floating rate note for which the eleventh district cost of funds rate is an applicable base rate, to which we refer as an “eleventh district cost of funds rate interest determination date,” the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which that eleventh district cost of funds rate interest determination date falls as set forth under the caption “11th District” on the display on MoneyLine Telerate, Inc., or any successor service, on page 7058, or any other page as may replace that page on that service, as of 11:00 a.m., San Francisco time, on that eleventh district cost of funds rate interest determination date. If the eleventh district cost of funds rate cannot be determined in this manner, the following procedures will apply.

•	If that rate does not appear on Telerate page 7058 on that eleventh district cost of funds rate interest determination date, then the eleventh district cost of funds rate for that eleventh district cost of funds rate interest determination date will be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced, to which we refer as the “index,” by the FHLB of San Francisco as that cost of funds for the calendar month immediately preceding that eleventh district cost of funds rate interest determination date.

•	If the FHLB of San Francisco fails to announce the index on or prior to that eleventh district cost of funds rate interest determination date for the calendar month immediately preceding that eleventh district cost of funds rate interest determination date, the eleventh district cost of funds rate with respect to that eleventh district cost of funds rate interest determination date will be the eleventh district cost of funds rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Federal Funds Rate

Unless otherwise specified in the applicable pricing supplement, “federal funds rate” means, with respect to any interest determination date relating to a federal funds rate note or any floating rate note for which the federal funds rate is an applicable base rate, to which we refer as a “federal funds rate interest determination date,” the rate on that date for United States dollar federal funds as published in H.15(519) under the heading “Federal Funds (Effective)” as that rate is displayed on MoneyLine Telerate, Inc., or any successor service, on page 120, or any other page as may replace that page on that service, to which we refer as “Telerate page 120.” If the federal funds rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above does not appear on Telerate page 120 by 3:00 p.m., New York City time, on the related calculation date, then the federal funds rate will be the rate on that federal funds rate interest determination date for United States dollar federal funds as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “Federal Funds (Effective).”

•	If the rate described above does not appear on Telerate page 120 or is not yet published in H.15(519), H.15 Daily Update or another electronic source by 3:00 p.m., New York City time, on the related calculation date, then the federal funds rate for that federal funds rate interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, prior to 9:00 a.m., New York City time, on that federal funds rate interest determination date.

•	If the brokers selected as described above by the calculation agent are not quoting as set forth above, the federal funds rate with respect to that federal funds rate interest determination date will be the federal funds rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Indexed Notes

We may issue indexed notes which will provide that the amount of interest payable on an interest payment date will be determined by reference to:

•	one or more securities;

•	one or more commodities;

•	any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any event or circumstances; and/or

•	indices or baskets of any of these items.

The applicable pricing supplement will include information about the relevant index or indices and how amounts that are to become payable will be determined by reference to that index or those indices. See also “Risk Factors — An investment in indexed notes entails significant risks not associated with a similar investment in fixed or conventional floating rate debt securities.”

Original Issue Discount Notes

We may issue the notes as “original issue discount notes.” An original issue discount note is a note, including any note that does not provide for the payment of interest prior to its maturity date, which is issued at a price lower than its principal amount and which provides that upon redemption, repayment or acceleration of its stated maturity an amount less than its principal amount will be payable. If an original issue discount note is redeemed, repaid or accelerated prior to its stated maturity, the amount payable to the holder of such a note will be determined in accordance with the terms of the note, but will be an amount less than the amount payable at the stated maturity of such a note. Original issue discount notes and other notes may be treated as issued with original issue discount for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” below.

Amortizing Notes

We may from time to time offer notes on which we pay principal and interest in installments over the life of the notes. Interest on amortizing notes will be computed on the basis of a 360-day year of twelve 30-day months. Unless otherwise specified in the applicable pricing supplement, payments with respect to the amortizing notes will be applied first to interest due and payable and then to the reduction of the unpaid principal amount. We will provide a table with repayment information with respect to each amortizing note to its original purchaser and we will make this information available, upon request, to the subsequent noteholders.

Redemption and Repayment

Unless we otherwise provide in the applicable pricing supplement, a note will not be redeemable or repayable prior to its stated maturity date.

If the applicable pricing supplement states that the note will be redeemable at our option prior to its stated maturity date, then on such date or dates specified in the pricing supplement, we may redeem those notes at our option either in whole or from time to time in part, upon not less than 30 days’ written notice to the holder of those notes.

If the pricing supplement states that your note will be repayable at your option prior to its stated maturity date, we will require receipt of notice of the request for repayment at least 30 but not more than 60 days prior to the date or dates specified in the pricing supplement. We also must receive the completed form entitled “Option to Elect Repayment.” Exercise of the repayment option by the holder of a note is irrevocable.

Since the notes will be represented by a global note, DTC or its nominee will be treated as the holder of the notes; therefore, other than the trustee under the indenture, DTC or its nominee will be the only entity that receives notices of redemption of notes from us and will be the only entity that can exercise the right to have the notes repaid, in the case of optional repayment. See “Registration and Settlement.”

To ensure that DTC or its nominee will timely exercise a right to repayment with respect to a particular beneficial interest in a note, the beneficial owner of the interest in that note must instruct the broker or other direct or indirect participant through which it holds the beneficial interest to notify DTC or its nominee of its desire to exercise a right of repayment. Because different firms have different cut-off times for accepting instructions from their customers, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note to determine the cut-off time by which the instruction must be given for timely notice to be delivered to DTC or its nominee. Conveyance of notices and other communications by DTC or its nominee to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners of the notes will be governed by agreements among them and any applicable statutory or regulatory requirements.

The redemption or repayment of a note normally will occur on the interest payment date or dates following receipt of a valid notice. Unless otherwise specified in the pricing supplement, the redemption or repayment price will equal 100% of the principal amount of the note plus unpaid interest accrued to the date or dates of redemption or repayment.

We may at any time purchase notes at any price or prices in the open market or otherwise. We may also purchase notes otherwise tendered for repayment by a holder or tendered by a holder’s duly authorized representative through exercise of the Survivor’s Option described below. If we purchase the notes in this manner, we have the discretion to either hold, resell or surrender the notes to the trustee for cancellation.

Survivor’s Option

The “Survivor’s Option” is a provision in a note pursuant to which we agree to repay that note, if requested by the authorized representative of the beneficial owner of that note, following the death of the beneficial owner of the note, so long as the note was owned by that beneficial owner or the estate of that beneficial owner at least six months prior to the request. The pricing supplement relating to each offering of notes will state whether the Survivor’s Option applies to those notes.

If a note is entitled to a Survivor’s Option, upon the valid exercise of the Survivor’s Option and the proper tender of that note for repayment, we will, at our option, repay that note, in whole or in part, at a price equal to 100% of the amortized principal amount of the deceased beneficial owner’s interest in that note plus unpaid interest accrued to the date of repayment.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the note, including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner, under the laws of the applicable jurisdiction.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note so held will be subject to repayment by us upon request. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the Survivor’s Option, regardless of whether that beneficial owner was the registered holder of that note, if entitlement to those interests can be established to the satisfaction of us and the trustee. A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, a beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interests in the applicable note during his or her lifetime.

We have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option shall be accepted by us from authorized representatives of all deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of notes as to which exercises of the Survivor’s Option shall be accepted by us from the authorized representative of any individual deceased beneficial owner of notes in such calendar year. In addition, we will not permit the exercise of the Survivor’s Option except in principal amounts of $1,000 and multiples of $1,000.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Each election to exercise the Survivor’s Option will be accepted in the order that elections are received by the trustee, except for any note the acceptance of which would contravene any of the limitations described in the preceding paragraph. Notes accepted for repayment through the exercise of the Survivor’s Option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered through a valid exercise of the Survivor’s Option is May 1, 2004, and interest on that note is paid monthly, we would normally, at our option, repay that note on the interest payment date occurring on June 15, 2004, because the May 15, 2004 interest payment date would occur less than 20 days from the date of acceptance. Each tendered note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

With respect to notes represented by a global note, DTC or its nominee is treated as the holder of the notes and will be the only entity that can exercise the Survivor’s Option for such notes. To obtain repayment pursuant to exercise of the Survivor’s Option for a note, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	a written instruction to such broker or other entity to notify DTC of the authorized representative’s desire to obtain repayment pursuant to exercise of the Survivor’s Option;

•	appropriate evidence satisfactory to us and the trustee (a) that the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was owned by the deceased beneficial owner or his or her estate at least six months prior to the request for repayment, (b) that the death of the beneficial owner has occurred, (c) of the date of death of the beneficial owner, and (d) that the representative has authority to act on behalf of the beneficial owner;

•	if the interest in the note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to us and the trustee from the nominee attesting to the deceased’s beneficial ownership of such note;

•	a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•	tax waivers and any other instruments or documents that we or the trustee reasonably require in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•	any additional information we or the trustee reasonably require to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the trustee, together with evidence satisfactory to us and the trustee from the broker or other entity stating that it represents the deceased beneficial owner.

We retain the right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option applicable to the notes will be accepted in any one calendar year as described above. All questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by us, in our sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the trustee to the authorized representative. See “Registration and Settlement.”

Forms for the exercise of the Survivor’s Option may be obtained from the trustee at Citibank, N.A. at 111Wall Street, 15th Floor, New York, New York 10005, Attention: Agency & Trust Department.

If applicable, we will comply with the requirements of Section 14(e) of the Exchange Act, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of notes at the option of the registered holders or beneficial owners thereof.

Replacement of Notes

If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses, including counsel fees and expenses, associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

Reopening of Issue

We may, from time to time, without the consent of existing noteholders, reopen an issue of notes and issue additional notes with the same terms, including maturity and interest payment terms, as notes issued on an earlier date, except for the issue date, issue price and the first payment date of interest. After such additional notes are issued, they will be fungible with the previously issued notes to the extent specified in the applicable pricing supplement.

REGISTRATION AND SETTLEMENT

The Depository Trust Company

All of the notes we offer will be issued in book-entry only form. This means that we will not issue certificates for notes, except in the limited cases described below. Instead, we will issue global notes in registered form. Each global note will be held through DTC and will be registered in the name of Cede & Co., as nominee of DTC. Accordingly, Cede & Co. will be the holder of record of the notes. Each note represented by a global note evidences a beneficial interest in that global note.

Beneficial interests in a global note will be shown on, and transfers are effected through, records maintained by DTC or its participants. In order to own a beneficial interest in a note, you must be an institution that has an account with DTC or have a direct or indirect account with such an institution. Transfers of ownership interests in the notes will be accomplished by making entries in DTC participants’ books acting on behalf of beneficial owners.

So long as DTC or its nominee is the registered holder of a global note, DTC or its nominee, as the case may be, will be the sole holder and owner of the notes represented thereby for all purposes, including payment of principal and interest, under the indenture. Except as otherwise provided below, you will not be entitled to receive physical delivery of certificated notes and will not be considered the holder of the notes for any purpose under the indenture. Accordingly, you must rely on the procedures of DTC and the procedures of the DTC participant through which you own your note in order to exercise any rights of a holder of a note under the indenture. The laws of some jurisdictions require that certain purchasers of notes take physical delivery of such notes in certificated form. Those limits and laws may impair the ability to transfer beneficial interests in the notes.

If any of the following happens:

•	DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for global notes or ceases to be a “clearing agency” registered in good standing under the Exchange Act or other applicable statute or regulation and we do not appoint a successor depositary within 90 days after we receive notice of such inability, unwillingness or cessation,

•	an event of default, as described under “Description of Debt Securities We May Offer—Default and Related Matters” in the accompanying prospectus, under the notes has occurred and is continuing, or

•	we, in our sole discretion, determine that any or all of the book-entry notes will no longer be represented by global notes,

then we will issue, to participants that hold interests in those global notes through DTC, certificated notes in exchange for the related book-entry notes and such participants will then become the registered holders of those certificated notes. Those global notes will be cancelled and be of no further force or effect. The registered holder of a certificated note may transfer that note as described below under “—Registration, Transfer and Payment of Certificated Notes.”

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. Generally, one fully registered global note will be issued for all of the principal amount of the notes. If, however, the aggregate principal amount of the notes exceeds $500,000,000, one certificate will be issued with respect to each $500,000,000 of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such note.

DTC, the world’s largest depositary, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from 85 countries that DTC’s direct participants deposit with DTC.

DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes will be credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar of the notes and request that copies of the notices be provided to them directly. Any such request may or may not be successful.

Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date, identified in a listing attached to the Omnibus Proxy.

We will pay principal and or interest payments on the notes in same-day funds directly to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records upon DTC’s receipt of funds and corresponding detail information. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of these participants and not of DTC or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participant.

We will send any redemption notices to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

A beneficial owner, or its authorized representative, shall give notice to elect to have its notes repaid by us, through its direct or indirect participant, to the trustee, and shall effect delivery of such notes by causing the direct participant to transfer that participant’s interest in the global note representing such notes, on DTC’s records, to the trustee. The requirement for physical delivery of notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global note representing such notes are transferred by the direct participants on DTC’s records.

DTC may discontinue providing its services as securities depository for the notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depositary is not obtained, we will print and deliver certificated notes. We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, we will print and deliver certificated notes.

The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but neither we, the Purchasing Agent nor any agent takes any responsibility for its accuracy.

Registration, Transfer and Payment of Certificated Notes

We do not intend to issue certificated notes, except in the limited circumstances described above. If we ever issue notes in certificated form, those notes may be presented for registration, transfer and payment at the office of the registrar or at the office of any transfer agent designated and maintained by us. We have originally designated Citibank, N.A. to act in those capacities for the notes. The registrar or transfer agent will make the transfer or registration only if it is satisfied with the documents of title and identity of the person making the request. There will not be a service charge for any exchange or registration of transfer of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange. At any time, we may change transfer agents or approve a change in the location through which any transfer agent acts. We also may designate additional transfer agents for any notes at any time.

We will not be required to: (1) issue, exchange or register the transfer of any note to be redeemed for a period of 15 days after the selection of the notes to be redeemed; (2) exchange or register the transfer of any note that was selected, called or is being called for redemption, except the unredeemed portion of any note being redeemed in part; or (3) exchange or register the transfer of any note as to which an election for repayment by the holder has been made, except the unrepaid portion of any note being repaid in part.

We will pay principal of and interest on any certificated notes at the offices of the paying agents we may designate from time to time. Generally, we will pay interest on a note by check on any interest payment date other than at stated maturity or upon earlier redemption or repayment to the person in whose name the note is registered at the close of business on the regular record date for that payment. We will pay principal and interest at stated maturity or upon earlier redemption or repayment in same-day funds against presentation and surrender of the applicable notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in notes and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This summary deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting).

Original Issue Discount

Other than short-term notes, discussed below, if we issue notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the notes multiplied by the number of full years to their maturity (or in the case of amortizing notes, their weighted average maturity) (or the “de minimis amount”), the notes will be “Original Issue Discount Notes.” The difference between the issue price and the stated redemption price at maturity of the notes will be the “original issue discount.” The “issue price” of the notes will be the first price at which a substantial amount of the notes are sold to the public (i.e., excluding sales of notes to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the notes other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Company) at least annually during the entire term of a note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in a note that is issued at a discount that is less than the de minimis amount (or “de minimis OID”), you must include the de minimis OID in income as stated principal payments are made on the note, unless you make the election described below to treat all interest as original issue discount. The amount includible in income with respect to each such payment can be determined by multiplying the total amount of a note’s de minimis OID by a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the note.

If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount (or “OID”) in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include OID in income using a “constant-yield method.” As a result of this “constant yield” method of including OID income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis. The amount of OID included in ordinary gross income is the sum of the “daily portions” of OID on that note for all days during the taxable year that you own the note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. A U.S. holder may select an accrual period of any length and may vary the length of the accrual period over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the note, the amount of OID on an Original Issue Discount Note allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the note and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the note in all prior accrual periods. All payments on an Original Issue Discount Note (other than qualified stated interest) will generally be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a note is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the note to equal the issue price. In the case of an Original Issue Discount Note that is a floating rate note, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of some floating rate notes, the rate that reflects the yield that is reasonably expected for the note. (Additional rules may apply if interest on a floating rate note is based on more than one interest index.)

You generally may make an irrevocable election to include in income your entire return on a note (i.e., the excess of all remaining payments to be received on the note, including payments of qualified stated interest, over the amount you paid for the note) under the constant yield method described above. If you purchase notes at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the “Premium” and “Market Discount”) to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the note other than payments of qualified stated interest), or if you purchase an Original Issue Discount Note in the initial offering at a price other than the note’s issue price, you generally will also be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be required to reduce your periodic inclusions of OID to reflect the premium paid over the adjusted issue price.

Floating rate notes generally will be treated as “variable rate debt instruments” under the OID Regulations. Accordingly, the stated interest on a Floating Rate Note generally will be treated as “qualified stated interest” and such a Note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate note does not qualify as a “variable rate debt instrument,” the note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such Notes in the pricing supplement.

Certain Original Issue Discount Notes may be redeemed prior to Maturity, either at the option of the Company or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the notes.

Short-Term Notes

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year (“short-term notes”), but with some modifications.

First, the OID rules treat none of the interest on a short-term note as qualified stated interest, but treat a short-term note as having OID. Thus, all short-term notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term note and you do not identify the short-term note as part of a hedging transaction you will generally not be required to accrue OID currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the note as ordinary income to the extent such gain does not exceed the OID accrued with respect to the note during the period you held the note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term note until the Maturity of the note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term note, you may elect to accrue OID on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, certain types of pass-through entities, regulated investment companies and certain trust funds) generally will be required to include OID on a short-term note in gross income on a current basis. OID will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term note you may elect to accrue any “acquisition discount” with respect to the note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the OID rules will not apply.

Finally, the market discount rules described below will not apply to short-term notes.

Premium

If you purchase a note at a cost greater than the note’s remaining redemption amount, you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the OID rules described above. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to Maturity, you generally will be required to treat the premium as capital loss when the note matures.

Market Discount

If you purchase a note at a price that is lower than the note’s remaining redemption amount (or in the case of an Original Issue Discount Note, the note’s adjusted issue price), by 0.25% or more of the remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing OID and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the note.

When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the note.

Except as discussed below with respect to market discount and short term notes (as defined below), the gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with note payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes.

EMPLO YEE RETIREMENT INCOME SECURITY ACT

The fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should be considered by the fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA (which we refer to as an “ERISA Plan”) in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the ERISA Plan and whether an investment is appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, prohibit ERISA Plans, as well as individual retirement accounts, self-employment retirement plans and other pension and profit sharing plans subject to Section 4975 of the Internal Revenue Code (which we refer to, together with ERISA Plans, as the “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the Plan. Therefore, fiduciaries of ERISA Plans and persons making investment decisions for other Plans should also consider whether an investment in the notes might constitute or give rise to a prohibited transaction under ERISA and the Internal Revenue Code. The Company may be considered a party in interest or disqualified person with respect to a Plan since the Company and many of its affiliates are engaged in businesses which provide services to Plans. If so, the acquisition, holding and disposition of the notes by such Plan could be a prohibited transaction. Governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while generally not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal Revenue Code, may nevertheless be subject to local, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code may be applicable to a Plan’s purchase or holding of the notes, depending in part on the type of Plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. Included among these exemptions are:

•	PTCE 84-14, for certain transactions determined by qualified professional asset managers,

•	PTCE 90-1, for certain transactions involving insurance company pooled separate accounts,

•	PTCE 91-38, for certain transactions involving bank collective investment funds,

•	PTCE 95-60, for certain transactions involving insurance company general accounts, and

•	PTCE 96-23, for certain transactions determined by in-house asset managers.

Each purchaser and transferee of the notes is deemed to represent, and certain transferees of the notes must represent, that either the notes are not being acquired with assets of a Plan or the acquisition, holding and, to the extent relevant, disposition of the notes by the purchaser or transferee is eligible for the relief available under one of the five PTCEs referred to in the preceding sentence. In addition, Plan investors should consider the application of PTCE 75-1, for certain principal transactions by a broker-dealer, to the acquisition or disposition of the notes.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that an employee benefit plan considering the purchase of the notes consult with its counsel regarding the consequences under ERISA, the Internal Revenue Code or other substantially similar law, of the acquisition, disposition and holding of the notes.

PLAN OF DISTRIBUTION

Under the terms of the selling agent agreement, the notes will be offered from time to time by us to the Purchasing Agent for subsequent resale to the agents and other dealers who are broker-dealers and securities firms. The agents, including the Purchasing Agent, are parties to the selling agent agreement. The notes will be offered for sale in the United States only. Dealers who are members of the selling group have executed a master selected dealer agreement with the Purchasing Agent. We also may appoint additional agents to sell the notes. Any sale of the notes through those additional agents, however, will be on the same terms and conditions to which the original agents have agreed. The Purchasing Agent will purchase the notes at a discount ranging from 0.2% to 3.15% of the non-discounted price for each note sold. However, we also may sell the notes to the Purchasing Agent at a discount greater than or less than the range specified above. The discount at which we sell the notes to the Purchasing Agent will be set forth in the applicable pricing supplement. The Purchasing Agent also may sell notes to dealers at a concession not in excess of the discount it received from us. In certain cases, the Purchasing Agent and the other agents and dealers may agree that the Purchasing Agent will retain the entire discount. We will disclose any particular arrangements in the applicable pricing supplement.

Following the solicitation of orders, each of the agents, severally and not jointly, may purchase notes as principal for its own account from the Purchasing Agent. Unless otherwise set forth in the applicable pricing supplement, these notes will be purchased by the agents and resold by them to one or more investors at a fixed public offering price. After the initial public offering of notes, the public offering price, in the case of notes to be resold at a fixed public offering price, discount and concession may be changed.

We have the sole right to accept offers to purchase notes and may reject any proposed offer to purchase notes in whole or in part. Each agent also has the right, in its discretion reasonably exercised, to reject any proposed offer to purchase notes in whole or in part. We reserve the right to withdraw, cancel or modify any offer without notice. We also may change the terms, including the interest rate we will pay on the notes, at any time prior to our acceptance of an offer to purchase.

Each agent, including the Purchasing Agent, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act.” We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act, or to contribute to any payments they may be required to make in respect of such liabilities. We also have agreed to reimburse the agents for certain expenses.

No note will have an established trading market when issued. We do not intend to apply for the listing of the notes on any securities exchange. However, we have been advised by the agents that they may purchase and sell notes in the secondary market as permitted by applicable laws and regulations. The agents are not obligated to make a market in the notes, and they may discontinue making a market in the notes at any time without notice. Neither we nor the agents can provide any assurance regarding the development, liquidity or maintenance of any trading market for any notes. All secondary trading in the notes will settle in same-day funds. See “Registration and Settlement.”

In connection with certain offerings of notes, the rules of the SEC permit the Purchasing Agent to engage in transactions that may stabilize the price of the notes. The Purchasing Agent will conduct these activities for the agents. These transactions may consist of short sales, stabilizing transactions and purchases to cover positions created by short sales. A short sale is the sale by the Purchasing Agent of a greater amount of notes than the amount the Purchasing Agent has agreed to purchase in connection with a specific offering of notes. Stabilizing transactions consist of certain bids or purchases made by the Purchasing Agent to prevent or retard a decline in the price of the notes while an offering of notes is in process. In general, these purchases or bids for the notes for the purpose of stabilization or to reduce a syndicate short position could cause the price of the notes to be higher than it might otherwise be in the absence of those purchases or bids. Neither we nor the Purchasing Agent makes any representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of any notes. In addition, neither we nor the Purchasing Agent makes any representation that, once commenced, these transactions will not be discontinued without notice. The Purchasing Agent is not required to engage in these activities and may end any of these activities at any time.

The agents or dealers to or through which we may sell notes may engage in transactions with us and perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the notes offered will be passed upon for us by one or more of our vice presidents and counsel (however denominated), and for the agents by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton regularly provides legal services to us and our subsidiaries. The opinion of such corporate counsel for Prudential Financial, Inc. will be based on assumptions about future actions required to be taken by Prudential Financial, Inc. and the trustee in connection with the issuance and sale of each note, about the specific terms of each note and about other matters that may affect the validity of the notes but which cannot be ascertained on the date of his or her opinion. As of the date of this prospectus supplement, each such corporate counsel for Prudential Financial, Inc. owned less than one percent of the common stock of Prudential Financial, Inc.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 and which have been incorporated by reference herein, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their reports thereon incorporated by reference herein. The consolidated financial statements and financial statement schedules referred to above are included in reliance upon such reports of PricewaterhouseCoopers LLP, given upon the authority of such firm as experts in accounting and auditing.

OT HER GENERAL INFORMATION

The notes, the indenture, and the selling agent agreement are governed by, and are to be construed in accordance with, the laws of the State of New York and of the United States, applicable to agreements made and to be performed wholly within those jurisdictions.

This prospectus supplement and the prospectus may be used only for the purposes for which they were published. This prospectus supplement and the prospectus together represent an offer to sell the notes but only under circumstances and in jurisdictions where it is lawful to do so.

We will identify in the applicable pricing supplement whether the notes have been accepted for clearance through the DTC. The CUSIP or the identification number for any other relevant clearing system for each series of notes will be set out in the relevant pricing supplement.